Exhibit 99.50

Execution Version

SUBSCRIPTION AGREEMENT

Between

OMF FUND IV SPV E LLC

- and -

SOLARIS RESOURCES INC.

December 11, 2023

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		1

1.1	Defined Terms	1
1.2	Certain Rules of Interpretation	8
1.3	Currency	9
1.4	Time of Essence	9
1.5	Accounting Principles	9
1.6	Knowledge	9
1.7	Schedules	9

Article 2 SUBSCRIPTION FOR PURCHASED SECURITIES		10

2.1	Subscription for First Tranche Shares	10
2.2	Subscription for Second Tranche Shares	10
2.3	Use of Subscription Proceeds	10

Article 3 REPRESENTATIONS AND WARRANTIES		11

3.1	Representations and Warranties of the Company	11
3.2	Representations and Warranties of the Investor	15
3.3	Acknowledgements of the Investor	16
3.4	Survival of Representations and Warranties	17

Article 4 COVENANTS		17

4.1	Mutual Covenants Regarding Closing	17
4.2	Other Covenants of the Company	17
4.3	Survival of Covenants	19

Article 5 INDEMNIFICATION		19

5.1	Indemnity by the Company	19
5.2	Third Party Claims	19

Article 6 CLOSING		21

6.1	First Tranche Closing	21
6.2	Second Tranche Closing	23
6.3	Conditions to Closing in Favour of the Company	24
6.4	Conditions to Closing in Favour of the Investor	25
6.5	Waiver of Condition	27

Article 7 GENERAL PROVISIONS		27

7.1	Notices	27
7.2	Callback Procedure	28
7.3	Callback Contact	29
7.4	Public Releases	29
7.5	Governing Law	29
7.6	Submission to Jurisdiction	30
7.7	Further Assurances	30
7.8	Severability	30
7.9	Entire Agreement	30
7.10	Amendments	30
7.11	Waivers	31
7.12	Assignment	31
7.13	Third Party Beneficiaries	32
7.14	Costs and Expenses	32
7.15	Counterparts	32

i

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of the 11th day of December, 2023.

BETWEEN:

OMF FUND IV SPV E LLC, a limited liability company existing under the laws of the State of Delaware (the “Investor”)

- and -

SOLARIS RESOURCES INC., a corporation existing under the laws of British Columbia (the “Company”)

RECITALS:

A.	The Company has requested, and the Investor has agreed, subject to the terms and conditions set out in the Key Transaction Agreements, to provide capital to the Company for (a) the development and working capital requirements of the Project in accordance with, in all material respects, the Development Budget, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs, and (b) general corporate and administrative expenses of the Project Parties in respect of the Project in accordance with the Development Budget.

B.	The Investor has agreed to subscribe for and purchase Common Shares (as defined herein) on the terms and conditions set out in this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement (including the recitals and schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings given to them, as set out below, and grammatical variations of such terms shall have corresponding meanings. Any capitalized terms used in this Agreement and not defined herein shall have the meanings given to them in the Credit Agreement.

(a)	“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

(b)	“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act, and any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada, in the United States or, to the extent applicable to any Project Party, elsewhere, including any regulations, guidelines or orders thereunder.

(c)	“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), the Comprehensive Organic Criminal Code and the Organic Law on the Public Service (Ecuador) and all other laws, rules, and regulations of any jurisdiction applicable to any Project Party concerning or relating to bribery or corruption.

(d)	“Applicable Law” means any law, any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county, local or other statute, law, ordinance, code, rule, regulation, Order (including any Securities Laws or requirements of stock exchanges and any consent, decree or administrative Order), or Authorization of a Governmental Body in any case applicable to and legally binding upon or having the force of law over any specified Person, property, transaction or event, or any such Person’s property or assets.

(e)	“Associate” has the meaning ascribed to such term in the Securities Act (Ontario), as in effect on the date of this Agreement.

(f)	“Authorization” means any authorization, approval, consent, mineral claim, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to the Project or any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

(g)	“Business” means the business of the Company and its Subsidiaries, taken as a whole, as described in the Public Disclosure Documents, including, without limitation, the development, construction, and operation of, and extraction of mineral resources from, the Project.

(h)	“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in any one of Vancouver, British Columbia or New York City, New York, or a day on which banks are generally closed in any one of those cities.

(i)	“Canadian Dollar Equivalent” means the United States dollar equivalent amount in Canadian dollars, as determined by the Investor, based on the Bank of Canada’s daily rate of exchange for the conversion of United States dollars into Canadian dollars on any relevant day of determination.

(j)	“Claim” means any claim or liability of any nature whatsoever, including any demand, obligation, liability, debt, cause of action, suit, proceeding, judgment, award, assessment or reassessment.

(k)	“Common Shares” means the common shares in the capital of the Company which the Company is authorized to issue.

(l)	“Contract” means any agreement, contract, lease, license, mineral claim, option, indenture, mortgage, deed of trust, debenture, note or other instrument, arrangement, understanding or commitment.

(m)	“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by Contract or otherwise. “Controlled” having the meaning correlative thereto.

(n)	“Credit Agreement” means the credit agreement dated as of the date hereof between, among others, the Company and the Lenders.

(o)	“Development Budget” means the use of proceeds budget for the Project and set forth at Schedule 1.1(o) (which scheduled budget shall include any budgeted contingencies).

(p)	“First Tranche” means the issue, allotment and delivery of, and payment for, the First Tranche Shares in accordance with the provisions of this Agreement.

(q)	“First Tranche Closing” means the closing of the First Tranche.

(r)	“First Tranche Closing Date” means the date that is two Business Days after the date upon which the conditions set forth in Sections 6.3 and 6.4 with respect to the First Tranche are satisfied or waived (other than the satisfaction of those conditions that, by their terms, cannot be satisfied until the First Tranche Closing Date).

(s)	“First Tranche Closing Time” means 8:00 a.m. (Toronto time) on the First Tranche Closing Date or such other time mutually agreed to by the Investor and the Company.

(t)	“First Tranche Shares” means 2,659,099 Common Shares.

(u)	“First Tranche Subscription Price” means C$5.11 per Common Share.

(v)	“First Tranche Subscription Proceeds” means the aggregate amount to be paid by the Investor at the First Tranche Closing, being the Canadian Dollar Equivalent (as of the Business Day which is three Business Days prior to the First Tranche Closing Date) of $10,000,000 in consideration for the subscription by the Investor of the First Tranche Shares at the First Tranche Subscription Price.

(w)	"Governmental Body” means any domestic or foreign federal, provincial, territorial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

(x)	"IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

(y)	"Key Transaction Agreements” means, collectively, this Agreement, the Copper Offtake, and the Credit Agreement.

(z)	"LCH” means Lowell Copper Holdings Inc.

(aa)	"Lenders” means OMF Fund IV SPV D LLC and each other lender party to the Credit Agreement.

(bb)	“LMEE” means Lowell Mineral Exploration Ecuador S.A.

(cc)	"Losses” means any and all damages, claims, losses, diminution of value, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees). Losses shall not include consequential, special, exemplary, indirect, incidental or punitive damages or loss of profits or opportunity except to the extent such losses are awarded to a third party in connection with a claim by a third party.

(dd)	"Material Adverse Effect” means, individually or in the aggregate, any event, change or effect that would reasonably be expected to have a materially adverse effect on (i) the Business, affairs, capitalization, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, (ii) the development, construction or operation of the Project, (iii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder, or (iv) the rights and remedies, taken as a whole, of the Investor under this Agreement.

(ee)	"Material Subsidiaries” means LCH and LMEE.

(ff)	"National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

(gg)	"OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

(hh)	"Offtake Agreements” means the copper concentrates offtake agreement dated December 11, 2023 (the “Copper Offtake”) and the molybdenum concentrates offtake agreement (to be dated as of the date of the First Advance, as defined in the Credit Agreement) (the “Moly Offtake”), each among LMEE, as seller, the Company and LCH, as guarantors, the Purchasers’ Agent, the Offtake Collateral Agent (as such terms are defined in the Offtake Agreements) and the purchasers from time to time party thereto.

(ii)	“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body or other decision-making authority of competent jurisdiction.

(jj)	“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

(kk)	"Project” means collectively, all properties, assets and other rights (including, without limitation, with respect to electricity, water, access and land), whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of a Project Party which assets are used or form part of the project for the development of the Warintza Project located in Ecuador.

(ll)	"Project Parties” means, collectively, the Company, LCH, LMEE and any other Person (other than the Company) that holds or acquires a direct or indirect interest in any of the Project Property, as defined in the Credit Agreement.

(mm)	"Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available on the Company’s SEDAR+ profile at www.sedarplus.com.

(nn)	"Purchased Securities” means, collectively, the First Tranche Shares and the Second Tranche Shares.

(oo)	"Regulation S” means Regulation S under the U.S. Securities Act.

(pp)	"Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length with the first named Person or is an Associate of the first named Person and, in the case of the Company and its Subsidiaries, includes: (i) any director, officer, employee or Associate of the Company or any of its Affiliates, (ii) any Person that does not deal at arm’s length with the Company or any of its Affiliates, and (iii) any Person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of the Company or any of its Affiliates.

(qq)	“Sanctioned Entity” means (i) a country or a government of a country, (ii) an agency of the government of a country or (iii) an organization directly or indirectly controlled by a country or its government in each case, that is on the list published and maintained by the United Nations Security Council, OFAC, Global Affairs Canada, or Public Safety Canada, as being a “sanctioned country”.

(rr)	"Sanctioned Person” means, (i) any Person listed in any Sanctions-related list of designated Persons published and maintained by Global Affairs Canada or Public Safety Canada, (ii) any Person named on the list of Specially Designated Nationals published and maintained by OFAC, or (iii) a Person named on the Consolidated List of individuals published and maintained by the United Nations Security Council.

(ss)	"Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced by the United Nations Security Council, OFAC, Global Affairs Canada or Public Safety Canada.

(tt)	"Second Tranche” means the issue, allotment and delivery of, and payment for, the Second Tranche Shares in accordance with the provisions of this Agreement.

(uu)	"Second Tranche Closing” means the closing of the Second Tranche.

(vv)	"Second Tranche Closing Date” means the date that is two Business Days after the date upon which the conditions set forth in Sections 6.3 and 6.4 with respect to the Second Tranche are satisfied or waived (other than the satisfaction of those conditions that, by their terms, cannot be satisfied until the Second Tranche Closing Date), or such other date as agreed to by the parties in writing. For greater certainty, the Second Tranche Closing Date shall not occur prior to the First Tranche Closing Date.

(ww)	"Second Tranche Closing Time” means 8:00 a.m. (Toronto time) on the Second Tranche Closing Date or such other time mutually agreed to by the Investor and the Company.

(xx)	"Second Tranche Election Deadline” means the earlier of: (i) 10 Business Days prior to the Second Tranche Outside Date and (ii) the date which is 10 Business Days after the satisfaction of the condition set forth in Section 6.4(i).

(yy)	"Second Tranche Outside Date” means December 11, 2026.

(zz)	"Second Tranche Shares” means that number of Common Shares equal to the Second Tranche Subscription Proceeds divided by the Second Tranche Subscription Price.

(aaa)	"Second Tranche Subscription Price” means (i) if the condition in Section 6.4(i) has been satisfied as a result of the condition set forth in Section 8.2.1 of the Credit Agreement with respect to a Subsequent Advance being satisfied, the closing price of the Common Shares on the TSX on the trading day prior to the day that such conditions are satisfied and such event is publicly announced by the Company, or (ii) if the condition in Section 6.4(i) has been satisfied as a result of the Company completing a Third Party Equity Financing, the price ascribed to the Common Shares in the Third Party Equity Financing.

(bbb)	"Second Tranche Subscription Proceeds” means the aggregate amount to be paid by the Investor at the Second Tranche Closing, being the Canadian Dollar Equivalent (as of the Business Day which is three Business Days prior to the Second Tranche Closing Date) of $10,000,000 in consideration for the subscription by the Investor of the Second Tranche Shares at the Second Tranche Subscription Price.

(ccc)	"Second Tranche Waiver Date” means the date that the Company provides written notice to the Investor that the Company has waived its right to elect to proceed with the Second Tranche under Section 6.2(a) of this Agreement, pursuant to which the obligation of the Investor to subscribe for the Second Tranche will be terminated and of no further force and effect.

(ddd)	"Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the TSX and any other stock exchange on which securities of the Company are traded.

(eee)	"Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in each of the provinces of Canada in which the Company is a reporting issuer, the United States and in any other jurisdictions whose Securities Laws are applicable to the Company.

(fff)	"SEDAR+” means the System for Electronic Document Analysis and Retrieval+ of the Canadian Securities Administrators.

(ggg)	"Subscription Proceeds” means, collectively, the First Tranche Subscription Proceeds and the Second Tranche Subscription Proceeds.

(hhh)	"Subsequent Advance” means a Subsequent Advance (as such term is defined in the Credit Agreement) under the Credit Agreement made by the Lenders in favour of the Company.

(iii)	"Subsidiary” means with respect to any Person, any other Person which is Controlled directly or indirectly by that Person, and “Subsidiaries” means all of such other Persons.

(jjj)	"Technical Report” means the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022.

(kkk)	"Third Party” has the meaning set out in Section 5.2(d).

(lll)	"Third Party Claim” has the meaning set out in Section 5.2(a).

(mmm)	"Third Party Equity Financing” means a private placement or public offering of Common Shares by the Company, where the gross proceeds from Persons other than a Related Party in such offering shall not be less than the Canadian Dollar Equivalent (as of the Business Day which is three Business Days prior to the Second Tranche Closing Date) of $[REDACTED – Commercially Sensitive Information.].

(nnn)	"TSX” means the Toronto Stock Exchange.

(ooo)	"United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(ppp)	"U.S. Purchaser” means a person that (i) is resident in the United States, (ii) was offered the Purchased Securities while in the United States, or (iii) was (or its authorized signatory was) in the United States at the time the buy order for the Purchased Securities was made or this Agreement was executed.

(qqq)	"U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to a “paragraph”, “Section” or “Article” followed by a number or letter refer to the specified paragraph, Section or Article of this Agreement;

(c)	the division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(e)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement, and references to a Person in this Agreement mean such Person or its successors or permitted assigns;

(g)	references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement;

(h)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; and

(i)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, the date on which such payment shall be made, action shall be taken or period shall expire shall be the next following Business Day.

1.3	Currency

All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to accounting principles which have been established as generally accepted in Canada for financial reporting, applied on a consistent basis, including those principles recommended from time to time in the CPA Canada Handbook or any successor body thereto and which are applicable in the circumstances as of the date in question. For greater certainty, such accounting principles which are applicable to the Company on the date hereof are IFRS. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

1.6	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of (i) any officer, director or member of senior management of the Company or any Subsidiary, and (ii) the senior mine manager and operations manager at the Project, and all information which ought to have been known by any of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made.

1.7	Schedules

The following schedules are attached to and form an integral part of this Agreement:

Schedule 1.1(o)	Development Budget
Schedule 3.1(b)	Authorization; No Conflict
Schedule 3.1(d)	Consents
Schedule 3.1(f)	Acquisition and Repurchase Rights
Schedule 3.1(g)	Voting and Registration Rights
Schedule 3.2(e)	U.S. Representations, Warranties and Acknowledgements

Article 2
SUBSCRIPTION FOR PURCHASED SECURITIES

2.1	Subscription for First Tranche Shares

(a)	Subject to the terms and conditions of this Agreement, the Investor hereby subscribes for and agrees to purchase the First Tranche Shares from the Company on the First Tranche Closing Date and the Company hereby accepts such subscription and agrees to issue the First Tranche Shares from treasury and sell the First Tranche Shares to the Investor on such date for an aggregate subscription price equal to the First Tranche Subscription Proceeds.

(b)	Subject to the satisfaction of the terms and conditions of this Agreement, at the First Tranche Closing Time, the Investor will pay, or cause to be paid to the Company, in full satisfaction of the aggregate subscription price for the First Tranche Shares the First Tranche Subscription Proceeds by wire transfer in immediately available funds to the account specified by the Company in writing to the Investor.

2.2	Subscription for Second Tranche Shares

(a)	Subject to the terms and conditions of this Agreement, the Investor hereby subscribes for and agrees to purchase the Second Tranche Shares from the Company on the Second Tranche Closing Date and the Company hereby accepts such subscription and agrees to issue the Second Tranche Shares from treasury and sell the Second Tranche Shares to the Investor on such date for an aggregate subscription price equal to the Second Tranche Subscription Proceeds.

(b)	Subject to the satisfaction of the terms and conditions of this Agreement, at the Second Tranche Closing Time, the Investor will pay, or cause to be paid to the Company, in full satisfaction of the aggregate subscription price for the Second Tranche Shares the Second Tranche Subscription Proceeds by wire transfer in immediately available funds to the account specified by the Company in writing to the Investor.

2.3	Use of Subscription Proceeds

The Company shall use the Subscription Proceeds to (a) fund the development and working capital requirements of the Project in accordance with, in all material respects, the Development Budget, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs, and (b) general corporate and administrative expenses of the Project Parties in respect of the Project in accordance with the Development Budget.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

The Company, acknowledging that the Investor is entering into this Agreement in reliance thereon, hereby represents and warrants each of the representations and warranties as set forth in the Credit Agreement as of the date hereof, all for the purposes of this Agreement, and hereby represents and warrants to the Investor, as follows:

(a)	Organization and Powers. The Company and each of its Subsidiaries: (i) have been duly incorporated or formed and are validly existing under the laws of its respective jurisdiction of existence, incorporation or formation, as applicable, and are in good standing (to the extent such concept is applicable in its jurisdiction); (ii) have all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; (iii) have all requisite corporate power and authority to enter into this Agreement, and to perform its respective obligations hereunder; and (iv) are duly qualified, licensed or registered to do business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification, licensing or registration necessary. No proceeding has been instituted or, to the Company’s knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification, licensing or registration. The Company and each of its Subsidiaries are up-to-date in all of their corporate filings in all material respects and is (if applicable) in good standing under Applicable Laws.

(b)	Authorization; No Conflict. The execution and delivery by the Company of this Agreement, and the performance by it of its obligations hereunder, have been duly authorized by all necessary corporate or other action on its part (and such authorizations remain in full force and effect) and do not and will not: (i) contravene any provision of its constating documents or any resolution of its shareholders, partners or directors (or any committee thereof); (ii) after obtaining the consents set out in Schedule 3.1(b), conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any Material Contract, as defined in the Credit Agreement; (iii) violate any Applicable Law; or (iv) except as required pursuant to the Credit Agreement, result in, or require, the creation or imposition of any Encumbrance, as defined in the Credit Agreement, on any property or assets of the Company or its Subsidiaries.

(c)	Execution; Binding Obligation. This Agreement (i) has been duly executed and delivered by the Company, and (ii) constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)	Consents. Neither the Company nor any of its Subsidiaries is required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under this Agreement or the consummation of the transactions contemplated herein other than (i) those that have already been obtained and copies of which have been provided to the Investor, (ii) as are set out in Schedule 3.1(d), and (iii) the TSX’s acceptance of the transaction contemplated herein, and the filings required to be made prior to or following the First Tranche Closing and Second Tranche Closing, as applicable, under the rules of the TSX and pursuant to Applicable Law.

(e)	Authorized and Issued Capital. The authorized capital of the Company consists of an unlimited number of Common Shares, of which 148,147,930 Common Shares have been validly issued and are outstanding as of the date hereof. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly authorized and issued, in compliance with Applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any Person to acquire from the Company any Common Shares or other securities of the Company or any of its Subsidiaries. The rights, privileges, restrictions and conditions attached to the Common Shares are as set out in the Public Disclosure Documents.

(f)	Acquisition and Repurchase Rights. Other than as disclosed in Schedule 3.1(f), no Person (other than the Company or one of its Subsidiaries) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege issued or granted by the Company or any of their Subsidiaries of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares, joint venture interests or other securities of the Company or any of their Subsidiaries, including pursuant to one or more multiple exercises, conversions and/or exchanges or other securities, joint venture interests or rights (pre-emptive, contractual or otherwise). No Person has any right to require the Company or any of their Subsidiaries to purchase, redeem or otherwise acquire any of its issued and outstanding Common Shares, joint venture interests or other securities of the Company or any of their Subsidiaries. Other than as disclosed in Schedule 3.1(f), no shareholder, unitholder or joint venture interest holder or other Person has any pre-emptive right or right of first refusal in respect of the allotment and issuance of any unissued Common Shares, other securities, joint venture interests of the Project Parties, the Company or any of their Subsidiaries.

(g)	Voting and Registration Rights. Other than as disclosed in Schedule 3.1(g),

(i)	the Company is not a party or subject to any agreement or understanding, and to the knowledge of the Company there is no agreement between any securityholders of the Company, that affects or relates to the voting or giving of written consents with respect to, any of the Company’s securities; and

(ii)	the Company has not granted any registration rights or similar rights with respect to its securities to any Person.

(h)	Transfer Agent. Computershare Investor Services Inc. at its principal offices in the City of Vancouver, British Columbia, is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.

(i)	Issuance of Purchased Securities. The Company has the full power and authority to issue the Purchased Securities. The issuance of the Purchased Securities has been duly authorized and, when issued and delivered against payment of the consideration set forth herein, the Purchased Securities will be validly issued as fully paid and non-assessable Common Shares and, subject to applicable Securities Laws, will be listed on the TSX and be freely transferable. At the First Tranche Closing Time and the Second Tranche Closing Time, as applicable, the Investor will be the legal owner of the First Tranche Shares and the Second Tranche Shares, as applicable, and will have good title thereto free and clear of all Encumbrances, other than any Encumbrances granted by the Investor.

(j)	Anti-Corruption and Sanctions. The Company and its Subsidiaries and their respective officers and employees and, to the knowledge of the Company, their directors and agents, are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in the Company and its Subsidiaries being designated as a Sanctioned Person or Sanctioned Entity. None of (i) the Company or its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or employees, or (ii) to the knowledge of the Company, any agent of any of them that will act in any capacity in connection with or unlawfully benefit from the Subscription Proceeds, (A) has used, or authorized the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (B) made, or authorized the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds, or (C) is a Sanctioned Person or a Sanctioned Entity. Neither the use of the Subscription Proceeds nor the other transactions contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions. This Section 3.1(j) shall not be interpreted or applied in relation to the Company and any of its Subsidiaries and their respective officers, employees, directors and agents, to the extent that such interpretation or application under this Section 3.1(j) would result in the Company and its Subsidiaries violating or breaching the Foreign Extraterritorial Measures Act (Canada).

(k)	Securities Laws.

(i)	The Company is a “reporting issuer” (or the equivalent) in each of the provinces of Canada and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. The Company has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke the Company’s reporting issuer status.

(ii)	All material filings and fees required to be made and paid by the Company pursuant to Securities Laws have been made and paid when due.

(iii)	The Common Shares are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale or issuance of the Purchased Securities or the trading of any of the Company’s issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Company, have been threatened. The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX and the Company is currently in compliance in all material respects with the rules and regulations of the TSX.

(iv)	Since December 31, 2022, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There is no material change as of the date hereof relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators and made publicly available on SEDAR+. The Company has not filed any confidential material change report or other confidential report with any Securities Regulator or other Governmental Body which at the date hereof remains confidential.

(l)	No Finders. Neither the Company nor any of its Subsidiaries is party to any Contract that would give rise to a valid claim against the Company or either Investor for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement.

(m)	Significant Shareholders. To the Company’s knowledge, other than as disclosed in the Public Disclosure Documents, no shareholder owns, directly or indirectly, 10% or more of the outstanding Common Shares as at the date of this Agreement and no shareholder will own, directly or indirectly, 10% or more of the outstanding Common Shares as at the First Tranche Closing Date or the Second Tranche Closing Date.

(n)	Material Subsidiaries. Other than the Material Subsidiaries, the Company has no Subsidiary and no investment in any person which, in either case, is material to the business and affairs of the Company.

3.2	Representations and Warranties of the Investor

The Investor, acknowledging that the Company is entering into this Agreement in reliance thereon, represents and warrants to the Company as of the date hereof, in each case, on its own behalf only, as follows:

(a)	Organization and Powers. The Investor: (i) has been duly incorporated and is validly existing under the laws of its respective jurisdiction of incorporation; (ii) has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and (iii) was not created solely for the purpose of the subscriptions of the Purchased Securities contemplated by this Agreement.

(b)	Authorization; No Conflict. The execution and delivery by the Investor of this Agreement, and the performance by the Investor of its obligations hereunder, have been duly authorized by all necessary corporate or other action on its part (and such authorizations remain in full force and effect) and do not and will not: (i) contravene any provision of its constating documents or any resolution of its shareholders or directors (or any committee thereof); or (ii) violate any Applicable Law.

(c)	Execution; Binding Obligation. This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor enforceable against the respective party in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)	Consents. The Investor is not required to give any notice to, make any filing with or obtain any Authorization, Order or other approval of any Person in connection with the execution or delivery of or performance of its obligations under this Agreement.

(e)	Money Laundering. The funds representing the Subscription Proceeds which will be advanced by the Investor to the Company hereunder will not represent proceeds of crime for the purposes of AML Legislation and the Investor acknowledges that the Company may in the future be required by law to disclose the Investor’s name and other information relating to this Agreement, on a confidential basis, pursuant to the AML Legislation. To the Investor’s knowledge, none of the funds representing the Subscription Proceeds to be provided by the Investor: (i) have been or will be derived from or related to any activity that is deemed criminal under Applicable Laws of Canada, the United States or any other jurisdiction; or (ii) are being tendered on behalf of a Person or entity who has not been identified to the Investor; and the Investor shall promptly notify the Company if it discovers that any of such representations ceases to be true, and will provide the Company with appropriate information in connection therewith.

(f)	U.S. Securities Laws. The Investor is a U.S. Purchaser and hereby makes the representations, warranties and acknowledgments set forth on Schedule 3.2(e) which is incorporated herein by reference.

3.3	Acknowledgements of the Investor

(a)	The Company is relying on an exemption from the requirement to provide the Investor with a prospectus under Securities Laws and, as a consequence of acquiring the Purchased Securities pursuant to such exemption, certain protections, rights and remedies provided by Securities Laws, including statutory rights of rescission or damages, will not be available to the Investor, and the Investor may not receive information that would otherwise be required to be provided to it under Securities Laws.

(b)	The Investor has not been provided with an offering memorandum or sales literature (as such terms are defined in any Securities Laws) or any similar document in connection with its subscription for the Purchased Securities, and the decision to execute this Agreement and to purchase the Purchased Securities has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of the Company, other than such written representations as are expressly contained in this Agreement.

(c)	The Purchased Securities are being offered for sale on a “private placement” basis and the Purchased Securities will be subject to statutory resale restrictions under Securities Laws, and the Investor covenants, on its own behalf, that it will not resell the Purchased Securities except in compliance with such Securities Laws and acknowledges that it is solely responsible (and the Company is not in any way responsible) for such compliance. The Investor acknowledges that any share certificates issued representing the Purchased Securities will bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MUST NOT TRADE THE SECURITIES BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE APPLICABLE CLOSING DATE]”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX”.

(d)	The Investor acknowledges and consents to: (i) the fact that the Company is collecting personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time); (ii) the Company retaining such personal information for as long as permitted or required by Applicable Law or business practices; (iii) the fact that the Company may be required by Securities Laws, the rules and policies of any stock exchange or the rules of the Canadian Investment Regulatory Organization to provide regulatory authorities with any personal information provided by the Investor in or in connection with this Agreement; and (iv) the collection, use and disclosure of the Investor’s personal information by the TSX.

(e)	The Purchased Securities are being acquired for investment only and not with a view of any distribution thereof, except in accordance with applicable Securities Laws and the U.S. Securities Act. The Investor understands that the Purchased Securities to be purchased by it have not been registered under the U.S. Securities Act, or the Securities Laws of any state and must be held indefinitely unless subsequently registered under the U.S. Securities Act and any applicable state Securities Laws of any state of the United States or unless an exemption from registration is or becomes available.

3.4	Survival of Representations and Warranties

The representations and warranties made in this Agreement and in all certificates and documents delivered pursuant to or as contemplated by this Agreement shall survive the First Tranche Closing Date and the Second Tranche Closing Date, as applicable, for a period of two years and will not be mitigated, diminished or affected by any investigation or inquiry made by or on behalf of the party entitled to rely on such representation and warranty.

Article 4
COVENANTS

4.1	Mutual Covenants Regarding Closing

Each of the parties shall take all such actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure the satisfaction of each of the conditions and covenants set forth in Sections 6.3 and 6.4 which are for the benefit of any other party.

4.2	Other Covenants of the Company

(a)	During the period from the date of this Agreement until the earlier of (i) the Second Tranche Closing Time, and (ii) the Second Tranche Waiver Date, except (x) as expressly contemplated by the Key Transaction Agreements and, if applicable, the Moly Offtake, or (y) as the Investor shall otherwise consent in writing, the Company shall, and shall cause its Subsidiaries to, conduct their Business in the ordinary course of business consistent with past practices and with Good Industry Practice, as defined in the Credit Agreement.

(b)	During the period from the date of this Agreement until the earlier of (i) the Second Tranche Closing Time, and (ii) the Second Tranche Waiver Date, except (x) as expressly contemplated by the Key Transaction Agreements and, if applicable, the Moly Offtake, or (y) as the Investor shall otherwise consent in writing (such consent not to be unreasonably withheld) the Company shall not, and shall cause its Subsidiaries not to:

(i)	enter into any transaction which, if effected before the date of this Agreement, would result in any inaccuracy in the representations or warranties or constitute a breach of any agreements of the Company contained in this Agreement;

(ii)	incur, create, assume or suffer to exist any Encumbrance, as defined in the Credit Agreement, with respect to any property or assets of the Company or any Subsidiary other than Permitted Encumbrances, as defined in the Credit Agreement;

(iii)	declare or pay any dividends or transfer, sell or otherwise dispose of any material assets of the Company or any Subsidiary, except in the ordinary course of business consistent with past practice; or

(iv)	agree to take any of the foregoing actions that are prohibited.

(c)	During the period from the date of this Agreement until the Second Tranche Closing Time, the Company shall promptly advise the Investor orally and, if then requested, in writing of any change, event, occurrence, condition, circumstance, effect, fact or development which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect, or any inaccuracy in any representation or warranty or breach of covenant of the Company contained in this Agreement.

(d)	The Company shall fulfill all necessary requirements and take all necessary action required to be taken by the Company to permit the creation, issuance and delivery by the Company of the Purchased Securities to the Investor pursuant to an exemption from the prospectus requirements of applicable Securities Laws.

(e)	The Company shall promptly file or cause to be filed with the TSX all necessary documents and shall make commercially reasonable efforts to take or cause to be taken all necessary steps to ensure that the Company has obtained all necessary approvals for the Purchased Securities to be conditionally listed on the TSX.

4.3	Survival of Covenants

The Investor and the Company agree that unless required to be performed on or prior to the First Tranche Closing Date or Second Tranche Closing Date, as applicable, unless otherwise expressly set forth herein, the covenants made pursuant hereto shall survive indefinitely.

Article 5
INDEMNIFICATION

5.1	Indemnity by the Company

The Company agrees to defend, indemnify, save, and hold harmless, discharge and release the Investor and its directors (or equivalent), officers, employees and agents from and against any and all Losses suffered or incurred by the Investor arising out of, relating to or in connection with:

(a)	any inaccuracy in any representation or warranty made by the Company in this Agreement or in any certificate delivered pursuant to this Agreement; and

(b)	any breach of any covenant of the Company in this Agreement;

in each case, excluding any Losses suffered or incurred by the Investor as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, the Investor. The Investor hereby accepts the above indemnities in favour of its directors (or equivalent), officers, employees and agents as agent and trustee for each such Persons which is not a party, and the Company agrees that the Investor may enforce such indemnities in favour and for the benefit of such Persons.

5.2	Third Party Claims

(a)	In the event that the Company or the Investor or its directors (or equivalent), officers, employees and agents, as applicable (each an “Indemnified Party”), shall become aware of any Claim (a “Third Party Claim”) against the Indemnified Party in respect of which a party (the “Indemnifying Party”) has agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify with reasonable particularity, to the extent that the information is available, (i) the factual basis for the Claim, and (ii) the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any losses or damages (including related costs and expenses) incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

(b)	With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s reasonable out-of-pocket expenses arising prior to the time at which the Indemnifying Party assumed control. Subject to Section 5.2(e), if the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case such fees and disbursements shall be paid by the Indemnifying Party. If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control. In such event, the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(c)	Notwithstanding the foregoing, but without limiting the Indemnifying Party’s indemnification obligations under this Article 5, if an Indemnified Party determines in good faith that there is a reasonable probability that a Claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle the Claim with respect to the Indemnified Party. In such case, the Indemnifying Party will not be bound by any determination of a Claim so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld or delayed).

(d)	If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Law to incur Losses or make a payment to any Person (a “Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment with the prior consent of the Indemnifying Party and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such Losses and payments. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference attributable to such over-payment, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(e)	If the Indemnifying Party fails to assume control of the defence of any Third Party Claim in accordance with Section 5.2(b), the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed of the Indemnified Party. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained within a reasonable period of time for any reason.

(f)	The Indemnified Party and the Indemnifying Party shall keep each other advised with respect to Third Party Claims (including supplying copies of all material relevant documentation promptly as it becomes available).

Article 6
CLOSING

6.1	First Tranche Closing

(a)	The First Tranche Closing will take place electronically, or at such location or in such other manner as the Company and the Investor may agree, at the First Tranche Closing Time.

(b)	At the First Tranche Closing, the Investor shall deliver, or cause to be delivered to the Company:

(i)	the First Tranche Subscription Proceeds, in accordance with Section 2.1(b);

(ii)	a certificate from a senior officer of the Investor certifying that the condition set forth in Section 6.3(a) has been satisfied;

(iii)	the Key Transaction Agreements duly executed by the Investor, and any of its Affiliates that are parties thereto; and

(iv)	such other documentation as the Company may reasonably request in form and substance satisfactory to each of the Company and the Investor, acting reasonably.

(c)	At the First Tranche Closing, the Company shall deliver, or cause to be delivered, to the Investor:

(i)	a certificate of good standing (or equivalent) with respect to the Company and each of the Material Subsidiaries issued the Business Day prior to the First Tranche Closing Date;

(ii)	a certificate from a duly authorized officer of the Company certifying (A) the articles and notice of articles of the Company, (B) the incumbency of signing officers of the Company, and (C) the corporate resolutions of the Company approving the execution and delivery of, and performance of the Company’s obligations under, this Agreement;

(iii)	a certificate from the Chief Executive Officer and Chief Financial Officer of the Company certifying that the conditions set forth in Sections 6.4(a) and 6.4(b) have been satisfied;

(iv)	a customary legal opinion (including customary assumptions, qualifications and reliances) dated on or prior to the First Tranche Closing Date addressed to the Investor, in form and substance satisfactory to the Investor and its counsel, acting reasonably, from counsel to the Company with respect to corporate and securities matters of Canadian law relating to the transactions contemplated by this Agreement;

(v)	a customary title opinion from Robalino Abogados addressed to the Investor, in respect of the mineral claims and leases of mineral claims forming part of the Project Real Property, as defined in the Credit Agreement, in form and substance satisfactory to the Investor, acting reasonably;

(vi)	evidence satisfactory to the Investor of the conditional acceptance (which shall be subject only to customary conditions) by the TSX for the listing of the First Tranche Shares;

(vii)	a certificate from the transfer agent of the Company certifying (A) its appointment as transfer agent and registrar of the Common Shares and (B) the issued and outstanding Common Shares of the Company as at the close of business on the day prior to the First Tranche Closing Date;

(viii)	the First Tranche Shares in electronic format, in a form satisfactory to the Investor, acting reasonably, registered in the name of the Investor or an Affiliate thereof, as designated by the Investor (or as the Investor may otherwise direct, if being issued to be held with an investment dealer) and duly issued by the Company and registered in the share register of the Company in the name of the Investor, or any such Affiliate or other nominee, as applicable;

(ix)	the Key Transaction Agreements duly executed by the Company and any of its Subsidiaries that are parties thereto;

(x)	a copy of all Material Project Authorizations and Material Contracts, as such terms are defined in the Credit Agreement, that have been entered into by the First Tranche Closing Date, as applicable;

(xi)	a copy of the Anti-Corruption Policy, as defined in the Credit Agreement; and

(xii)	such other documentation as the Investor may reasonably request in form and substance satisfactory to each of the Company and the Investor, acting reasonably.

6.2	Second Tranche Closing

(a)	The Company may, in its sole and absolute discretion, but subject to the terms and conditions set out herein, and provided it has not waived its right to elect to proceed in accordance with Section 4.2(b), elect to proceed with the Second Tranche at any time following the First Tranche Closing Date but prior to the Second Tranche Election Deadline by providing written notice of such election to the Investor. For greater certainty, if the Company does not provide the Investor with notice of its election to proceed with the Second Tranche prior to the Second Tranche Election Deadline, the Second Tranche Closing will not occur.

(b)	If the Company elects to proceed with the Second Tranche in accordance with Section 6.2(a), the Second Tranche Closing will take place electronically, or at such location or in such other manner as the Company and the Investor may agree, at the Second Tranche Closing Time.

(c)	At the Second Tranche Closing, the Investor shall deliver, or cause to be delivered, to the Company:

(i)	the Second Tranche Subscription Proceeds in accordance with Section 2.2(a);

(ii)	a certificate from a senior officer of the Investor certifying that the condition set forth in Section 6.3(a) has been satisfied; and

(iii)	such other documentation as the Company may reasonably request in form and substance satisfactory to each of the Company and the Investor, acting reasonably.

(d)	At the Second Tranche Closing, the Company shall deliver, or cause to be delivered, to the Investor:

(i)	a certificate of good standing (or equivalent) with respect to the Company and each of the Material Subsidiaries issued the Business Day prior to the Second Tranche Closing Date;

(ii)	a certificate from a duly authorized officer of the Company certifying (A) the articles and notice of articles of the Company, (B) the incumbency of signing officers of the Company, and (C) the corporate resolutions of the Company approving the execution and delivery of, and performance of the Company’s obligations under, this Agreement;

(iii)	a certificate from the Chief Executive Officer and Chief Financial Officer of the Company certifying that the conditions set forth in Sections 6.4(a) and 6.4(b) have been satisfied;

(iv)	a customary legal opinion (including customary assumptions, qualifications and reliances) dated the Second Tranche Closing Date addressed to the Investor, in form and substance satisfactory to the Investor and its counsel, acting reasonably, from counsel to the Company with respect to corporate and securities matters of Canadian law relating to the transactions contemplated by this Agreement;

(v)	evidence satisfactory to the Investor of the conditional acceptance (which shall be subject only to customary conditions) by the TSX for the listing of the Second Tranche Shares;

(vi)	a certificate from the transfer agent certifying (A) its appointment as transfer agent and registrar of the Common Shares; and (B) the issued and outstanding Common Shares of the Company as at the close of business on the day prior to the Second Tranche Closing Date;

(vii)	the Second Tranche Shares in electronic format, in a form satisfactory to the Investor, acting reasonably, registered in the name of the Investor or an Affiliate thereof, as designated by the Investor (or as the Investor may otherwise direct, if being issued to be held with an investment dealer) and duly issued by the Company and registered in the share register of the Company in the name of the Investor, or any such Affiliate or other nominee, as applicable;

(viii)	evidence satisfactory to the Investor, acting reasonably that (i) the condition set forth in Section 8.2.1 of the Credit Agreement with respect to a Subsequent Advance is satisfied, or (ii) the Company will complete a Third Party Equity Financing concurrently with the Second Tranche Closing; and

(ix)	such other documentation as the Investor may reasonably request in form and substance satisfactory to each of the Company and the Investor, acting reasonably.

6.3	Conditions to Closing in Favour of the Company

The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the First Tranche Closing Time or Second Tranche Closing Time, as applicable, of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Company:

(a)	the representations and warranties of the Investor contained in this Agreement shall be true and correct on the date hereof and shall be true and correct in all material respects on the First Tranche Closing Date and the Second Tranche Closing Date, as applicable, as if made on and as at such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date);

(b)	the Investor shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to First Tranche Closing and Second Tranche Closing, as applicable;

(c)	all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including (i) at the First Tranche Closing Time, the conditional acceptance of the TSX for the listing of the First Tranche Shares on the TSX, and (ii) at the Second Tranche Closing Time, the conditional acceptance of the TSX for the listing of the Second Tranche Shares on the TSX, which shall, in each case, be subject only to customary conditions;

(d)	the Investor shall have made, or caused to be made, all of the deliveries set out in Section 6.1(b) or Section 6.2(c), as applicable;

(e)	no preliminary or permanent injunction or other Order issued by a Governmental Body, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(f)	no action or proceeding, at law or in equity, shall be pending or threatened by any Person, Governmental Body or Securities Regulator to restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement; and

(g)	no Order having the effect of suspending the issuance or ceasing the trading of any of the Common Shares issued or made by any Governmental Body, Securities Regulator or stock exchange shall be in effect.

6.4	Conditions to Closing in Favour of the Investor

The obligations of the Investor to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the First Tranche Closing Time or Second Tranche Closing Time, as applicable, of each of the following conditions, which are for the exclusive benefit of the Investor, and may be waived in writing by the Investor, as such conditions relate to the Investor’s participation in the First Tranche or Second Tranche, as applicable:

(a)	the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to First Tranche Closing or Second Tranche Closing, as applicable;

(b)	all representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and shall be true and correct in all material respects on the First Tranche Closing Date or Second Tranche Closing Date, as applicable, as if made on such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date);

(c)	there shall have been no change, event, occurrence, condition, circumstance, effect, fact or development which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect;

(d)	all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including (i) at the First Tranche Closing Date, the conditional acceptance of the TSX for the listing of the First Tranche Shares on the TSX, and (ii) at the Second Tranche Closing Date, the conditional acceptance of the TSX for the listing of the Second Tranche Shares on the TSX, which shall, in each case, be subject only to customary conditions;

(e)	no Default or Event of Default, each as defined in the Credit Agreement, shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to the First Tranche Closing or the Second Tranche Closing, as applicable;

(f)	the Company shall have made, or caused to be made, all of the deliveries set out in Section 6.1(c) or Section 6.2(d), as applicable;

(g)	the Company shall not have disposed of, transferred or abandoned, and shall not have entered into any agreement to dispose of, transfer or abandon, any part of the Project Property, as defined in the Credit Agreement, other than pursuant to a Permitted Asset Disposition, as defined in the Credit Agreement;

(h)	prior to the First Tranche Closing, the Key Transaction Agreements shall have been entered into by all of the parties thereto;

(i)	prior to the Second Tranche Closing, the Moly Offtake shall have been entered into by all of the parties thereto;

(j)	with respect to the Second Tranche, either (i) the condition set forth in Section 8.2.1 of the Credit Agreement with respect to a Subsequent Advance is satisfied, or (ii) the Company shall have completed the Third Party Equity Financing concurrently with the Second Tranche Closing;

(k)	no preliminary or permanent injunction or other Order issued by a Governmental Body, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(l)	no action or proceeding, at law or in equity, shall be pending or threatened by any Person, Governmental Body or Securities Regulator to restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement;

(m)	no Order having the effect of suspending the issuance or ceasing the trading of any of the Purchased Securities issued or made by any Governmental Body, Securities Regulator or stock exchange shall be in effect;

(n)	the First Tranche Closing shall have been completed within 45 days of the date hereof; and

(o)	the Second Tranche Closing, if any, shall have been completed by the Second Tranche Outside Date.

6.5	Waiver of Condition

The Company, in the case of a condition set out in Section 6.3 and the Investor in the case of a condition set out in Section 6.4, will have the exclusive right to waive before the First Tranche Closing Time and Second Tranche Closing Time, as applicable, the performance of or compliance with such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part. Any such waiver will not constitute a waiver of any other conditions in favour of the waiving party. Such waiving party will retain the right to complete the transactions contemplated hereby and sue the other party in respect of any breach of the other party’s covenants or obligations or any inaccuracy or misrepresentation in a representation or warranty of the other party which gave rise to the non-performance of or non-compliance with the condition so waived.

Article 7
GENERAL PROVISIONS

7.1	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notices of change of address shall also be governed by this Section. Notices and other communications shall be addressed as follows:

(i)	in the case of the Investor:

OMF Fund IV SPV E LLC
[REDACTED – Personal Information.]

Attention:	General Counsel
Email:	[REDACTED – Personal Information.]

with a copy to (which shall not constitute notice):

Torys LLP

[REDACTED – Personal Information.]

Attention:	Michael Pickersgill
Email:	[REDACTED – Personal Information.]

(ii)	in the case of the Company:

Solaris Resources Inc.
Suite 555 – 999 Canada Place
Vancouver, British Columbia

V6C 3E1

Attention:	Purni Parikh
Email:	[REDACTED – Personal Information.]

With a copy to (which shall not constitute notice)

Blake, Cassels & Graydon LLP
1133 Melville Street

Suite 3500, The Stack

Vancouver, British Columbia, V6E 4E5

Attention:	Jamie Kariya
Email:	[REDACTED – Personal Information.]

(b)	or at such other address or email address as such party from time to time directs in writing to the other party.

(c)	Any notice or other communication given in accordance with this Section 7.1, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 p.m. at the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by electronic mail as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 p.m. at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the next Business Day following such date of transmission.

7.2	Callback Procedure

Notwithstanding any other provision of this Agreement, no notice, instruction or other communication relating to any change in any details of the Investor or the Company relating to payment (including the identity of such Person, receiving bank or receiving account number, broker, or broker account number), or in any details of such Person’s callback contact, will be valid, and shall not be complied with by any party unless:

(a)	written notice of the change is given in accordance with Section 7.1;

(b)	the Person giving notice of the change is not a callback contact further to Section 7.3;

such instruction is confirmed verbally by telephone or voice over internet protocol call, and not by writing in any form, between the Investor’s callback contact and the Company’s callback contact using the relevant details for that callback contact in Section 7.3, with such verbal confirmation being further confirmed to the callback contact of the party giving such instruction via a second written notice given by the callback contact of the party receiving such instruction in accordance with Section 7.1 contemporaneously with the completion of such verbal confirmation.

7.3	Callback Contact

The callback contacts for Section 7.2 are the following Persons with the following contact details, or such other Persons or contact details as the relevant party may notify from time to time in accordance with Section 7.2.

(a)	Callback contact for the Investor:

Name:	Jeff Feeley
Email:	[REDACTED – Personal Information.]

Telephone number: [REDACTED – Personal Information.]

(b)	Callback contact for the Company:

Name:	Sunny Lowe
Email:	[REDACTED – Personal Information.]

Telephone number: [REDACTED – Personal Information.]

7.4	Public Releases

The Company agrees that it shall obtain prior approval of the Investor as to the content and form of any press release or other public disclosure (including the filing on SEDAR+ of any material change report or copy of this Agreement) referring to the Investor or relating to the entering into of this Agreement, such approval not to be unreasonably withheld. Notwithstanding the foregoing, if at any time the Company is required by Applicable Law to make a press release or other public disclosure (including the filing on SEDAR+ of any material change report or copy of this Agreement), the Company may do so, notwithstanding the failure of the other party to approve the text of such press release or other public disclosure, provided that such party has made reasonable efforts in the particular circumstances to allow the other party a reasonable opportunity to comment on such press release or other public disclosure (including with respect to redactions to be made to this Agreement).

7.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of law rules.

7.6	Submission to Jurisdiction

Each of the parties irrevocably and unconditionally (a) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (b) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (c) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

7.7	Further Assurances

The Company shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, things, agreements, documents and instruments in connection with this Agreement as the Investor may reasonably request from time to time for the purpose of giving effect to the terms of this Agreement.

7.8	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable, this Agreement shall be interpreted as if such provision had not been a part hereof so that the invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remainder of this Agreement which shall be construed as if this Agreement had been executed without such provision. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated in this Agreement are fulfilled to the extent possible.

7.9	Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter described herein. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneously with, or after the entering into of this Agreement, or any amendment or supplement thereto, by any party to this Agreement or its directors, officers, partners, employees or agents, where applicable, to the other party to this Agreement or its directors, officers, partners, employees or agents, where applicable, except to the extent that the same has been reduced to writing and included as a term of this Agreement.

7.10	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the parties.

7.11	Waivers

The failure by any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a party to enforce each and every provision. No waiver of any provision of this Agreement shall be held to be a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.12	Assignment

(a)	This Agreement shall enure to the benefit of and be binding upon the parties hereto and thereto, their respective successors and any permitted assignee of some or all of the parties’ rights or obligations under this Agreement as permitted under this Section.

(b)	The Company shall not assign all or any part of its rights, benefits or obligations under this Agreement without the prior written consent of the Investor, which may be unreasonably withheld.

(c)	The Investor may assign or transfer all or any part of its rights in respect of this Agreement to or in favour of any Person and have its corresponding obligations hereunder and thereunder assumed by such Person without the consent of the Company.

(d)	Any assignment made hereunder shall become effective when the Company has been notified thereof by the Investor and the Investor has received an acknowledgement from the assignee investor to be bound by this Agreement. Any such assignee shall be treated as a party to this Agreement for all purposes of this Agreement and shall be entitled to the full benefit hereof and thereof and shall be subject to the obligations of the Investor to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it and the Investor shall be released and discharged accordingly.

(e)	An Investor may provide to any permitted assignee or transferee information, including confidential information, concerning this Agreement and the financial position and the operations of the Company and its Subsidiaries as, in the reasonable opinion of such Investor, may be relevant or useful in connection with this Agreement or any portion thereof proposed to be acquired by such assignee or transferee, provided that each recipient of such information agrees not to disclose such information to any other Person.

(f)	In connection with any assignment pursuant to this Section 7.12, the Company agrees to enter into such documents as may reasonably be required by the assigning Investor to evidence such assignment.

7.13	Third Party Beneficiaries

Except as expressly provided otherwise herein, this Agreement is intended for the benefit of the parties and their respective successors and permitted assigns and is not for the benefit of, nor may any provision in this Agreement be enforced by, any other person.

7.14	Costs and Expenses

The Company shall pay to the Investor, within 10 days of provision of an invoice from the Investor, all reasonable and documented costs and expenses of the Investor incurred in connection with this Agreement, including, without limitation:

(a)	fees, costs and expenses of the Investor incurred in respect of due diligence provided that the Investor will use all reasonable efforts to keep the fees, costs and expenses described in this Section 7.14(a) to a minimum and further provided the aggregate amount of such costs, fees and expenses for the Investor’s mining and other technical consultants in connection with its due diligence in connection with the preparation, negotiation and completion of the Key Transaction Agreements shall not exceed $[REDACTED – Commercially Sensitive Information.] without the Company’s prior written consent; and,

(b)	the evaluation, negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees, expenses and disbursements of legal counsel, financial advisors, accountants, consultants and other professional advisors.

The Investor shall be entitled to set-off any costs and expenses that are eligible to be reimbursed pursuant to this Section 7.14 by deducting such amounts from the amount of the Subscription Proceeds that is to be paid to the Company by the Investor at the First Tranche Closing and/or Second Tranche Closing, as applicable.

7.15	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed (including electronically) and delivered in any number of counterparts (including by facsimile or email), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic format shall be effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first above written.

OMF FUND IV SPV E LLC

By:	“Oskar Lewnowski”
	Name:	Oskar Lewnowski
	Title:	Authorized Signatory

SOLARIS RESOURCES INC.

By:	“Sunny Lowe”
	Name:	Sunny Lowe
	Title:	Chief Financial Officer

Schedule 1.1(o)

Development Budget

[REDACTED – Commercially Sensitive Information.] ..

Schedule 3.1(b)

Authorization; No Conflict

[REDACTED – Commercially Sensitive Information.].

Schedule 3.1(d)

Consents

[REDACTED – Commercially Sensitive Information.].

Schedule 3.1(f)

Acquisition and Repurchase Rights

[REDACTED – Commercially Sensitive Information.].

Schedule 3.1(g)

Voting and Registration Rights

[REDACTED – Commercially Sensitive Information.].

Schedule 3.2(e)

U.S. Representations, Warranties and Acknowledgments

The Investor:

(i)	is an institutional accredited investor that satisfies the requirements of Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act;

(ii)	signed this Agreement, and received and accepted the offer to acquire the Purchased Securities, in the State of New York;

(iii)	understands that the Purchased Securities have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States, and that the issuance of the Purchased Securities to the Investor is intended to be made in reliance upon exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws, which may include Rule 506(b) of Regulation D under and/or Section 4(a)(2) of the U.S. Securities Act;

(iv)	is acquiring the Purchased Securities solely for its own account and not for the account or benefit of any other person, for investment purposes only, and not with a view to resale or distribution; in particular, it has no intention to distribute either directly or indirectly any of the Purchased Securities in violation of any applicable securities laws;

(v)	has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Purchased Securities and it is able to bear the economic risk of loss of the investment;

(vi)	is not acquiring the Purchased Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(vii)	understands and agrees that there may be material tax consequences to the Investor of an acquisition or disposition of the Purchased Securities, that the Company gives no opinion and make no representation with respect to the tax consequences to the Investor under United States federal, state or local, or Canadian or foreign tax law of the Investor’s acquisition or disposition of the Purchased Securities and, in particular, that no determination has been made whether the Company has been or will be a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended;

(viii)	has had access to the Company’s continuous disclosure reports filed in Canada on SEDAR+ at www.sedarplus.ca. In addition, the Investor has had the opportunity to ask questions of and receive answers from the Company regarding the investment;

(ix)	agrees and understands that the Purchased Securities will be “restricted securities” within the meaning of Rule 144 under the Securities Act (“Restricted Securities”). To induce the Company to issue the Purchased Securities to the undersigned without a U.S. Securities Act restrictive legend, the Investor represents, warrants and covenants to the Company as follows:

(A)	if in the future it decides to offer, sell or otherwise transfer any of the Purchased Securities, it will not offer, sell or otherwise transfer any of such Purchased Securities directly or indirectly, except:

I.	to the Company; or

II.	outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(B)	the Purchased Securities issued without a U.S. Securities Act restrictive legend will not be held directly or indirectly in an account at DTC / Cede & Co. or any successor thereto; and

(C)	it has implemented, or shall immediately implement, appropriate internal controls and procedures to ensure that the Purchased Securities shall be properly identified in its records as Restricted Securities that are subject to the Restricted Security Agreements set forth herein notwithstanding the absence of a U.S. restrictive legend, and that the applicable Restricted Security Agreements will be complied with, including, without limitation, any required assessment of whether the Investor is an affiliate (as defined in Rule 144 under the U.S. Securities Act) of the Company, and if the Investor makes any offers or sales of Purchased Securities pursuant to Rule 903 under the U.S. Securities Act, that the Investor has established (i) that the Company remains a “foreign issuer” (as defined in Rule 902(e) under the U.S. Securities Act) at the time of sale, (ii) that no “substantial U.S. market interest” (as defined in Rule 902(j) under the U.S. Securities Act) in the common shares of the Company exists at the time of sale, and (iii) that Investor has a reasonable belief that the purchaser was outside the United States at the time of making its buy order (which the parties agree for purposes of the Restricted Security Agreements will not be satisfied by a blind sale on the Toronto Stock Exchange) (collectively, the “Restricted Security Agreements");

(x)	in the event that the Company’s transfer agent requires a legal opinion for the issuance of the Purchased Securities without a U.S. Securities Act restrictive legend or the removal of such a legend, the Investor will either cause its legal counsel to prepare the required opinion at no cost to the Company or advise the Company that it will accept Purchased Securities with a U.S. Securities Act restrictive legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C) AND (D) ABOVE, AFTER THE HOLDER FURNISHES TO THE ISSUER AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, further, that if any of the Purchased Securities are issued with a U.S. Securities Act legend:

(A)	the Investor agrees to offer, sell or otherwise transfer the Purchased Securities only in a manner permitted by the legend;

(B)	if Purchased Securities bearing a U.S. Securities Act restrictive legend are being sold under clause (B) of the legend, the legend may be removed by providing a declaration or other evidence of exemption satisfactory to the Company and its transfer agent; and

(C)	if Purchased Securities bearing a U.S. Securities Act restrictive legend are being sold pursuant to Rule 144 of the U.S. Securities Act, if available, the legend may be removed by delivery to the Company of an opinion satisfactory to the Company, acting reasonably, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(xi)	consents to the Company making a notation on its records or giving instruction to its transfer agent in order to implement the restrictions on transfer set forth and described herein;

(xii)	is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: i) the fact that the Company is organized under the laws of Canada; ii) some or all of the Company’s directors and officers may be residents of countries other than the United States; and iii) all or a substantial portion of the assets of the Company and such persons may be located outside the United States;

(xiii)	acknowledges and understands that (i) if the Company is ever deemed to be, or to have been at any time previously, an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents, Rule 144 under the U.S. Securities Act may not be available for re-sales of the Purchased Securities, and (ii) the Company is not obligated to take, and has no present intention of taking, any action to make Rule 144 under the U.S. Securities Act (or any other exemption) available for re-sales of any of the Purchased Securities;

(xiv)	understands and acknowledges that the Company is not obligated to file, and have no present intention of filing with the United States Securities and Exchange Commission or with any state securities regulatory authority any registration statement in respect of resales of the Purchased Securities;

(xv)	understands and acknowledges that the financial statements of the Company have been or will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies; and

(xvi)	acknowledges that these representations, warranties and covenants are made by it with the intent that they may be relied upon by the Company in determining the Investor’s eligibility to acquire Purchased Securities.